

13030806

.TES
NGE COMMISSION
C. 20549

SEC Mail Processing Section

FEB 28 2013

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400	Clearwater	Florida	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public


LAURA GALLEGO
Commission # EE 178548
My Commission Expires
March 12, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

Financial Statements
and
Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

KASHNER DAVIDSON SECURITIES CORPORATION

INDEX



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Kashner Davidson Securities Corporation:

Report on the Financial Statements

We have audited the accompanying financial statements of Kashner Davidson Securities Corporation (the Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.



February 25, 2013
Clearwater, Florida

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	4,576
Deposits with clearing agency		50,189
Accounts receivable:		
Clearing agency		14,155
Other		2,974
Prepaid expenses		12,464
Marketable securities, at market value		621,595
Property and equipment, net		536
	$	706,489

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	22,962
Payable to clearing agency		338,179
Accrued payroll		7,365
Total Liabilities		368,506
Stockholder's equity:		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding		22,500
Additional paid-in capital		1,568,624
Accumulated deficit		(1,253,141)
Total Stockholder's equity		337,983
Total liabilities and stockholder's equity	$	706,489

See accompanying report of independent registered public accounting firm and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Operations

For the Year Ended December 31, 2012

Revenue:		
Commissions	$	194,529
Realized and unrealized gains on sale of investments		69,424
Interest and dividends		5
Other income		35,961
		299,919
Expenses:		
Salaries, benefits and payroll taxes		222,774
Insurance		13,030
Office and other		15,773
Professional fees		21,400
Regulatory expenses		11,058
Rent		31,525
Telephone and utilities		9,036
Trading fees		69,176
Bad debts		1,229
Depreciation		359
Interest expense		13,479
		408,839
Net Loss	$	(108,920)

See accompanying report of independent registered public accounting firm and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

		Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2012	$	22,500	1,602,180	(1,144,221)	480,459
Distributions		-	(33,556)	-	(33,556)
Net loss		-	-	(108,920)	(108,920)
Stockholder's equity, December 31, 2012	$	22,500	1,568,624	(1,253,141)	337,983

See accompanying report of independent registered public accounting firm and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(108,920)
Adjustments to reconcile net loss to		
Net cash provided by operating activities:		
Depreciation		359
Changes in assets and liabilities:		
Deposits with clearing agency		(5)
Clearing agency accounts receivable		(3,762)
Other receivable		(1,574)
Prepaid expenses		244
Marketable securities, at market value		(157,802)
Accounts payable		(140)
Payable to clearing agency		308,194
Accrued payroll		2,083
Net cash provided by operating activities		38,677
Cash flows used in investing activities:		
Purchase of Property and Equipment		(730)
Cash flows used in financing activities:		
Distributions		(33,556)
Net increase in cash and cash equivalents		4,391
Cash and cash equivalents at beginning of year		185
Cash and cash equivalents at end of year	$	4,576
Supplemental information:		
Cash paid during the year for interest	$	13,479

See accompanying report of independent registered public accounting firm and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2012

(1) Nature of Business

Kashner Davidson Securities Corporation (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1977 and is engaged primarily in the securities brokerage business with offices in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are employees subject to supervision by the Company. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representative's range from 40% to 50%.

(2) Going Concern

Historically, income from commissions and other customer revenue sources were not sufficient to cover the operating overhead of the Company. In addition, there is uncertainty as to whether the sole stockholder will have the personal resources necessary to contribute additional capital to the Company in the future.

These factors create an uncertainty about the Company's ability to continue as a going concern. Management has taken steps to reduce its operating overhead costs and improve its revenues. The Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the company be unable to continue as a going concern.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes commission revenues in the period which the commissions are earned and services are rendered.

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. During 2012, the Company received proceeds of approximately $32,397,858 for investment sales and had purchases of approximately $32,483,117.

(3) Summary of Significant Accounting Policies - Continued

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Company maintains its cash accounts at commercial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times balances may exceed federally insured limits.

(c) Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which have not been received. Other receivable represents employee receivables and advances. The Company estimates the allowance for doubtful accounts based upon a review of the current collectability of existing receivables. No allowance for doubtful accounts was recorded at December 31, 2012 as management believes all receivables to be fully collectible.

(d) Marketable Securities

Marketable securities designated as trading securities are reported at fair value based on quoted market prices with realized and unrealized gains and losses included in the statement of operations. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(e) Property and Equipment, net

Property and equipment, net is recorded at depreciated cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to ten years principally on the straight-line and accelerated methods. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

(f) Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company adopted Accounting Standards Codification Topic 740, Income Taxes (ASC Topic 740). This Standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial condition or results of operations as a result of the adoption of this Standard.

(3) Summary of Significant Accounting Policies - Continued

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(4) Deposits with Clearing Agency

As of December 31, 2012, the Company had cash deposits of $50,189 in various firm accounts with a clearing agency. These accounts were not insured by the FDIC.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $621,595 of marketable securities at December 31, 2012, which were considered Level 1 assets. Of the marketable securities held, $523,120 was invested in basic materials commons stock and $98,475 was invested in healthcare common stock.

(6) Property and Equipment, Net

A summary of property and equipment as of December 31, 2012 is as follows:

Furniture and equipment	$	121,778
Leasehold improvements		41,533
		163,311
Less accumulated depreciation		(162,775)
	$	536

Depreciation expense for the year ended December 31, 2012 was $359.

(7) Distribution to Stockholder

During 2012, the Company distributed $33,556 to the sole stockholder. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

(8) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to conduct trading activities and manage market risks and are therefore subject to varying degrees of market and credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures. As of December 31, 2012, the Company did not have any such contracts.

(9) Operating Lease

The Company leases commercial property for its office facility. The Company's lease expires on September 30, 2014. The lease requires monthly payments of approximately $2,600. Rent expense was $31,525 for the year ended December 31, 2012. Future payments under this operating lease are approximately as follows at December 31:

2013	$ 30,000
2014	$ 23,000

(10) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(11) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2012, the Company had net capital of $149,676 which exceeded the capital requirement of $100,000 by $49,676. The Company's ratio of aggregate indebtedness to net capital was 2.46 to 1 at December 31, 2012.

(12) Exemption under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(13) Subsequent Events

The Company has evaluated events occurring after the statement of financial condition date through February 25, 2013, the date which the financial statements were issued.

SUPPLEMENTAL SCHEDULES

KASHNER DAVIDSON SECURITIES CORPORATION

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net capital:		
Stockholder's equity	$	337,983
Deductions for non-allowable assets:		
Prepaid expenses		12,464
Other receivable		2,974
Property and equipment, net		536
Unsecured debit charges		330
Net capital before haircuts on securities positions (tentative net capital)		321,679
Haircuts on securities:		
Trading and investment securities		93,239
Undue concentrations		78,764
		172,003
Net capital	$	149,676
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	22,962
Payable to clearing agency		338,179
Accrued payroll		7,365
Total aggregated indebtedness	$	368,506
Ratio: Aggregate indebtedness to net capital		2.46 to 1
Minimum net capital requirement	$	100,000

See accompanying report of independent registered public account firm.

KASHNER DAVIDSON SECURITIES CORPORATION

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholder of
Kashner Davidson Securities Corporation:

In planning and performing our audit of the financial statements of Kashner Davidson Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 25, 2013
Clearwater, Florida